SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Falcon Minerals Corp. (f/k/a Osprey Energy Acquisition Corp.)
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

30607B109
(CUSIP Number)

October 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,987,787 shares of Class A Common Stock (including 2,521,551 shares of Class A Common Stock issuable upon exercise of warrants)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,987,787 shares of Class A Common Stock (including 2,521,551 shares of Class A Common Stock issuable upon exercise of warrants)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,987,787 shares of Class A Common Stock (including 2,521,551 shares of Class A Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 30607B109	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

Falcon Minerals Corp.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

1845 Walnut Street, 10th Floor
Philadelphia, Pennsylvania 19103

(a).	NAME OF PERSON FILING

JANA Partners LLC

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

767 Fifth Avenue, 8th Floor
New York, NY 10153

Item 2(c).	CITIZENSHIP

This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principal owner of JANA Partners LLC, Barry Rosenstein, is a U.S. citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001 (the “Class A Common Stock”).

Item 2(e).	CUSIP NUMBER

30607B109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 30607B109	13G/A	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

	(a)	Amount beneficially owned: 3,987,787 shares of Class A Common Stock (including 2,521,551 shares of Class A Common Stock issuable upon exercise of warrants)
	(b)	Percent of Class: 8.2%
	(c)	Number of shares as to which JANA Partners LLC has:
		(i)	Sole power to vote or to direct the vote: 3,987,787 shares of Class A Common Stock (including 2,521,551 shares of Class A Common Stock issuable upon exercise of warrants)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition: 3,987,787 shares of Class A Common Stock (including 2,521,551 shares of Class A Common Stock issuable upon exercise of warrants)
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP No. 30607B109	13G/A	Page 5 of 6 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30607B109	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: November 13, 2018

JANA PARTNERS LLC

/s/ Jennifer Fanjiang
Name: Jennifer Fanjiang
Title: General Counsel